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FIRST AMENDMENT TO
STOCK PURCHASE AGREEMENT

        THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (the “Amendment”) is made as of March 23, 2006 by and among ANGIOTECH PHARMACEUTICALS (US), INC., a Washington corporation (“Buyer”); ROUNDTABLE HEALTHCARE PARTNERS, L.P., a Delaware limited partnership (“Seller Representative”), as the Seller Representative and, pursuant to Section 11.3 of the Original Purchase Agreement (defined below), on behalf of each Seller; AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC., a Delaware corporation (“Company”); and ANGIOTECH PHARMACEUTICALS, INC., a corporation incorporated under the laws of British Columbia, Canada (“Parent”). Capitalized terms not defined herein shall have the meaning given in the Original Purchase Agreement.

        WHEREAS, Buyer, the Seller Representative, Sellers, the Company and Parent have entered into a Stock Purchase Agreement dated as of January 31, 2006 (the “Original Purchase Agreement”); and

        WHEREAS, Buyer, the Seller Representative, the Company and Parent desire to amend the Original Purchase Agreement on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the foregoing recitals and mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1.  Amendments.

        (a)  Adjusted Proportionate Share. All references in the Original Purchase Agreement to “Adjusted Proportionate Share” shall hereinafter be amended to read “Proportionate Share”.

        (b)  Section 1.1 (Defined Terms). The following shall be added to Section 1.1 of the Original Purchase Agreement in alphabetical order:

"Closing Cash	2.8(a)"
"Target Cash	2.2"

        (c)  Section 2.2 (Per Share Purchase Price). The third sentence of Section 2.2 of the Original Purchase Agreement shall hereinafter be amended to read in its entirety as follows:

“On the date three business days prior to the Closing Date, the Seller Representative shall prepare and deliver or cause the Company to prepare and deliver to Buyer (a) a statement setting forth in reasonable detail the amount of Accrued Bonuses as of December 31, 2005, the amount of Exercise Proceeds and the number of Fully Diluted Shares and the

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Company’s good faith estimate of the amount of (i) Cash as of the close of business on the day prior to the Closing (the “Target Cash”), (ii) Indebtedness immediately prior to the Closing and (iii) Seller Expenses; and (b) an updated schedule of Proportionate Share to replace Annex A using the amounts in (a).”

        (d)  Section 2.5 (Closing). Section 2.5 of the Original Purchase Agreement is hereinafter amended by replacing “April 3, 2006” with “March 23, 2006”.

        (e)  Section 2.8 (Post-Closing Purchase Price Adjustment). Section 2.8 of the Original Purchase Agreement shall be deleted and hereinafter be amended to read in its entirety as follows:

                “(a)  Preparation of Closing Statement. As soon as practicable, but in no event later than 45 days after the Closing Date, Buyer shall cause the Company to prepare and deliver to the Seller Representative a written statement (the “Closing Statement”) setting forth in reasonable detail the amount of (i) Working Capital of the Company and its Subsidiaries (other than Point Technologies and its Subsidiary) on a consolidated basis immediately prior to the Closing (the “Closing Working Capital”), and (ii) Cash of the Company and its Subsidiaries on a consolidated basis as of the close of business on the day prior to the Closing (the “Closing Cash”). “Working Capital” means the sum of net accounts receivable and net inventory, less accounts payable and amounts to be withheld by the Company and subsequently paid over to the IRS related to payments made pursuant to the Optionholder Consents; provided, however, that Working Capital shall not include (i) any account receivable with respect to payments from NuVasive, Inc. (“NuVasive”) or (ii) any net accounts receivable, net inventory or accounts payable transferred or sold by Point Technologies to the Company or any of its other Subsidiaries other than in the Ordinary Course of Business. The Closing Working Capital shall be prepared using the methodology consistent with which the Target Working Capital was prepared as set forth on Annex C and, to the extent not inconsistent with such methodology, in accordance with GAAP.

                (b)   Examination by Seller Representative. Upon receipt of the Closing Statement, the Seller Representative and its Representatives shall be permitted during the succeeding 30-day period (the “Review Period”) reasonable access at all reasonable times and upon reasonable notice to the books, records and personnel of the Company and its Subsidiaries, and the work papers of the auditor of the Company and its Subsidiaries (subject to any access letter or other agreement required by such auditor), as the Seller Representative may reasonably request for the purpose of reviewing the Closing Statement.

                (c)   Objection by Seller Representative. On or prior to the last day of the Review Period, the Seller Representative may object to the Closing Statement by delivering to Buyer a written statement setting forth a reasonably specific description of the Seller Representative’s objections to the Closing Statement (the “Statement of Objections”). If the Seller Representative fails to deliver the Statement of Objections

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within the Review Period, the Closing Statement shall be deemed to have been accepted by the Seller Representative on behalf of Sellers, the Optionholders and the Warrantholders and shall be final and binding on all parties to this Agreement, and the amounts of Closing Working Capital and Closing Cash reflected in the Closing Statement shall be used in computing the adjustment to the Per Share Purchase Price and Purchase Price pursuant to Sections 2.8(e). In addition, any items not disputed in the Statement of Objections shall be deemed to have been accepted by the Seller Representative on behalf of Sellers, the Optionholders and the Warrantholders and shall be final and binding on all parties to this Agreement. The Seller Representative shall only be entitled to object on the basis that the Closing Statement was not prepared in accordance with this Section 2.8 or in the event of mathematical error. If the Seller Representative delivers the Statement of Objections within the Review Period, the Seller Representative and Buyer shall negotiate in good faith to resolve such objections during the 30-day period from the delivery of the Statement of Objections (the “Negotiation Period”). If any such obligations are resolved within the Negotiation Period, the Closing Statement and the amounts of Closing Working Capital and Closing Cash, with such changes as may have been previously agreed in writing by the Seller Representative and Buyer, shall be final and binding on all parties to this Agreement.

                (d)  Resolution of Disputes. If the Seller Representative and Buyer shall fail to reach an agreement with respect to all of the disputes set forth in the Statement of Objections within the Negotiation Period, then either the Seller Representative or Buyer may submit any remaining disputes for resolution to Deloitte & Touche LLP or such other independent accountant mutually agreed on by the Seller Representative and Buyer (the “Independent Accountant”) who shall, acting as experts and not as arbitrators, resolve such disputes. The parties agree that all known adjustments shall be made without regard to materiality. The fees of the Independent Accountant shall be divided equally between Sellers, on the one hand, and Buyer, on the other hand. The Seller Representative shall make available and Buyer shall, and shall cause the Company and its Subsidiaries to, make available to the Independent Accountant all books and records in its possession and personnel relevant to its review of such disputes, including the work papers of the auditor of the Company and its Subsidiaries (subject to any access letter or other agreement required by such auditor). The Independent Accountant shall make a determination as soon as practicable but in any event within 30 days (or such other time as the parties shall agree in writing) after its engagement, and its resolution of the disputes, and the resulting adjustments to the Closing Statement and the amounts of Closing Working Capital and Closing Cash reflected therein, shall be final and binding on the parties. In resolving the disputes, the Independent Accountant shall apply (i) with respect to Closing Working Capital, the methodology for the preparation of the Target Working Capital as set forth in Annex C and, to the extent not inconsistent with such methodology, GAAP and (ii) with respect to Closing Cash, GAAP.

                (e)  Adjustment of Purchase Price. Within five business days after the Closing Statement has become final and binding in accordance with the preceding

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paragraphs of this Section 2.8, the Per Share Purchase Price and Purchase Price shall be adjusted, if necessary, as follows:

        (i)   To the extent that the Closing Working Capital exceeds $46 million (the “Target Working Capital”), the Base Price shall be increased by the amount of such excess, and the Per Share Purchase Price and Purchase Price shall be increased accordingly based on such increased Base Price. Buyer shall pay the amount of such excess, less any Taxes required to be withheld, to the Seller Representative, for further distribution to Sellers, Optionholders and Warrantholders, by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by the Seller Representative.

        (ii)   To the extent that the Target Working Capital exceeds the Closing Working Capital, the Base Price shall be reduced by the amount of such excess, and the Per Share Purchase Price and Purchase Price shall be reduced accordingly based on such reduced Base Price. The Seller Representative shall pay the amount of such excess to Buyer by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by Buyer.

        (iii)   To the extent that the Closing Cash exceeds the Target Cash, the Base Price shall be increased by the amount of such excess, and the Per Share Purchase Price and Purchase Price shall be increased accordingly based on such increased Base Price. Buyer shall pay the amount of such excess, less any Taxes required to be withheld, to the Seller Representative, for further distribution to Sellers, Optionholders and Warrantholders, by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by the Seller Representative.

        (iv)   To the extent that the Target Cash exceeds the Closing Cash, the Base Price shall be reduced by the amount of such excess, and the Per Share Purchase Price and Purchase Price shall be reduced accordingly based on such reduced Base Price. The Seller Representative shall pay the amount of such excess to Buyer by wire transfer of immediately available funds in U.S. dollars to the account or accounts to be designated by Buyer.”

        (f)  Section 9.2 (Indemnification and Reimbursement by Sellers and Optionholders). Section 9.2 of the Original Purchase Agreement is amended by inserting in the first sentence thereof after the word “Seller” the word “, Warrantholder”.

        (g)  Section 10.2 (Liability for Taxes). Section 10.2 of the Original Purchase Agreement is amended by inserting in the first sentence thereof after the word “Seller” the word “, Warrantholder”.

        (h)  Section 11.1 (Assignment; Successors; No Third Party Rights). Section 11.1 of the Original Purchase Agreement is amended by inserting at the end of the first sentence thereof the phrase “and that Buyer and the Company may assign all of their respective rights under this Agreement to any lender as collateral security”.

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        (i)  Annex B (Calculation of Per Share Purchase Price). The calculation of Per Share Purchase Price as provided on Annex B to the Original Purchase Agreement shall hereinafter be deleted and replaced in its entirety to read as attached hereto as Annex B.

        2.  Effect. Except as expressly amended herein, the Original Purchase Agreement remains in full force and effect.

        3.  Counterparts. For the convenience of the parties hereto, this Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

        4.  Governing Law. This Amendment shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the laws of, the state of New York without regard to the conflict of law principles thereof.

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